Exhibit 19.1

Forestar Group Inc.
Insider Trading Policy
1. General

Federal securities laws prohibit trading in the Securities of a company while in possession of material information about the company or its Securities that is not available to the investing public. Anyone violating these laws is subject to personal liability and could face criminal penalties. Forestar Group Inc. and its subsidiaries ("Forestar," “we,” “us” or the "Company") take seriously our obligation, and that of our employees, to prevent insider trading violations.

In light of the severity of the possible sanctions, both to you individually and to us as a company, we have established this Insider Trading Policy (the “Policy”) to assist all of us in complying with our obligations. Any violation of this or any other Company policy could subject you to disciplinary action, up to and including termination. This Policy sets out the Company’s policy in the area of insider trading and should be read carefully and complied with fully.

This Policy is not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. If you have specific questions regarding this Policy or the applicable law, or if you become aware of potentially suspicious activity relating to insider trading, you are expected to immediately contact Forestar’s Corporate Counsel. If you wish to remain anonymous, you may also contact the Compliance and Ethics Helpline at 1-877-FOR- 4488 (1-877-367-4488). Capitalized terms used in the Policy are defined in Section 6 of this Policy.

2. Statement of Policy

•No Insider (see Section 6(b)) may engage in any transaction in the Company’s Securities at any time when he or she has Material Non-Public Information (see Section 6) relating to us or to our Securities.
•No Insider may engage in any transaction in the Securities of another company at any time when he or she has Material Non-Public Information about that company or its Securities, including, without limitation, any of our customers, vendors or suppliers, or an entity with which the Company is negotiating a major transaction, when that information is obtained in the course of services performed on our behalf.
•No Insider may disclose Non-Public Information to third parties. Insiders should limit disclosure of Non-Public Information within the Company to only those people who have a need to know the information for a legitimate business purpose.
•No Insider may disclose ("tip") Material Non-Public Information to any other person (including family members), and no Insider may make recommendations or express opinions with regard to trading in Securities while in possession of Material Non-Public Information. If any Insider is in possession of Material Non-Public Information, he or she must use all reasonable efforts to safeguard such information. If any Insider believes that disclosing Material Non-Public Information to third parties is required, he or she must contact the Company’s Corporate Counsel.
•No Insider may comment on stock price movement or rumors of other corporate developments that are of possible significance to the investing public unless it is part of your job (such as Investor Relations) or you have been specifically authorized by the

CEO or Corporate Counsel in each instance. This prohibition includes electronic comments on internet message or “chat” boards.
•If you comment on stock price movement or rumors, or disclose Material Non-Public Information to a third party, you must promptly contact Investor Relations and our Corporate Counsel.
•No Section 16 Individual or Other Restricted Person (see Section 4(a)) or member of their household (other than household employees) may trade our Securities during any "Blackout Period" (see Section 6(a)).
•No Section 16 Individual or Other Restricted Person or member of their household (other than household employees) may trade our Securities without obtaining pre-clearance from the Corporate Counsel for the transaction.
•No Insider may use company or personal equipment and services (e.g., telephones, computers, internet and e-mail accounts) to disclose or comment on Material Non-Public Information, or on stock price movement or rumors.
•This Policy continues in effect after termination of employment or other relationship with us until the later of (i) the end of the first Blackout Period following termination and (ii) such time as you no longer possess any Material Non-Public Information about the Company.

For purposes of this Policy, “trade,” “trading,” and “transaction” include, among other things, purchases and sales of Securities, sales of Securities obtained through the exercise of stock options, or using Securities to secure a loan.

The trading restrictions also apply to elections made under the 401(k) plan to make an intra-plan transfer of an existing account balance out of the Company stock fund. The trading restrictions do not apply to recurring periodic purchases of Company common stock in the Company’s Employee Stock Purchase Plan (“ESPP”). However, the trading restrictions do apply to any: (a) election to participate in the ESPP for an enrollment period (that is, you may not enroll when you are in possession of Material Non-Public Information); (b) increase or decrease in your amount of periodic contributions to the ESPP; and (c) sales of Company common stock purchased pursuant to the ESPP.

3. Certain Exceptions

The prohibitions on trading in Forestar Securities set forth above do not apply to certain types of transactions, as described below.

•The purchase of stock pursuant to the exercise of stock options granted under our stock option plans where no stock is sold in the market to fund the exercise price or related taxes, since we are the only other party to the transaction and the price does not vary with the market but is fixed by the terms of the option agreement. Please note that this exception also applies to exercises paid for with Forestar stock or other options (i.e., "swaps"). However, the prohibitions on trading in Forestar Securities set forth above do apply to the sale of any shares acquired pursuant to the exercise of stock options, including sales intended to fund the option exercise price or related taxes (i.e., a cashless exercise of options).
•Transactions made under a trading plan that has been adopted pursuant to Rule 10b5- 1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described below.

4. Pre-clearance of Trades/Suspension of Trading

(a) Insiders Requiring Pre-Clearance

Certain Insiders must contact our Corporate Counsel to obtain "pre-clearance" at any time prior to trading in our Securities. Individuals subject to this pre-clearance requirement are:

(i) Section 16 Individuals

All members of our Board of Directors and our executive officers are Section 16 Individuals. We will inform each person who is subject to the reporting and penalty provisions of the federal securities laws that they are deemed to be a "Section 16 Individual." Section 16 Individuals must comply with the pre- clearance requirement for six (6) months after the termination of their status as a Section 16 Individual.

(ii) Other Restricted Persons

Other persons who, in the normal course of their duties, are likely to have regular access to Material Non-Public Information and other persons who we may notify from time to time ("Other Restricted Persons") are subject to the pre-clearance requirement. Examples of persons subject to pre-clearance by virtue of their jobs include members of the executive leadership team and their administrative staff, and members of the legal, investor relations, and financial reporting departments. Occasionally, certain individuals may have access to Material Non-Public Information for a limited period of time. During such a period, these persons may be notified that they are also subject to the pre-clearance requirement.

In addition, any member of the household (other than household employees) of a Section 16 Individual or an Other Restricted Person is subject to the pre-clearance requirement.

If a transaction is approved under the pre-clearance requirement, the transaction must be executed by the end of seven calendar days after the approval is obtained, but regardless may not be executed if you acquire Material Non-Public Information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.

If a proposed transaction is not approved under the pre-clearance requirement, you should refrain from initiating any transaction in Company stock, and you should not inform anyone within or outside of the Company of the restriction. Any transaction under a Rule 10b5-1 trading plan (discussed below) will not require pre-clearance at the time of the transaction.

(b) Suspension of Trading

From time-to-time, we may require that directors, officers, selected employees and others suspend trading in our Securities because of developments that have not yet been disclosed to the public. All those affected will be notified and should not trade in our Securities while the suspension is in effect, and should not disclose to others that we have suspended trading for certain individuals.

5. Speculation

It is the Company's policy that Insiders may not trade in options, warrants, puts and calls or similar instruments on Company Securities, engage in hedging transactions involving the Company’s Securities or sell Company Securities "short." In addition, you may not hold Company Securities in margin accounts or use Company Securities to secure a loan. Investing in Company Securities provides an opportunity to share in the future growth of the Company. Investment in the Company and sharing in the growth of the Company, however, does not mean short-range speculation based on fluctuations in the market. Such activities may put the personal gain of the director, officer or employee in conflict with the best interests of the Company and its shareholders. The simultaneous sale through a broker of some or all of the shares acquired through the exercise of an option (i.e., a cashless exercise) is not considered a short sale, but, as noted above, such activity is considered a trade and subject to the restrictions discussed in this Policy.

6. Definitions

(a) Blackout Periods

A Blackout Period is a period of time in which no Section 16 Individual or Other Restricted Person may engage in any transactions involving the purchase or sale of Company Securities and may not disclose to others the fact that trading has been prohibited. There are four regularly scheduled Blackout Periods that begin at the close of business on the last trading day prior to the last day of each fiscal quarter and end when one full trading day has passed on the NYSE after we announce our results or file our Form 10-Q or Form 10-K for the preceding fiscal period, whichever comes first.

Assuming the NYSE is open each day, below is an example of when you can trade:

Announcement on Monday	First Day You Can Trade
Before Market Opens	Tuesday
While Market is Open	Wednesday
After Market Closes	Wednesday

In addition to these regularly scheduled Blackout Periods, additional Blackout Periods may be announced from time to time in connection with material transactions or to coincide with blackout periods in our benefit plans.

(b) Insiders

Forestar "Insiders" are (i) members of our Board of Directors, our corporate officers and our employees; (ii) our consultants and other persons associated with us and our subsidiaries, including distributors, sales agents and joint venture partners, who receive or have access to our Material Non-Public Information; (iii) immediate family members and anyone that lives in the household (other than household employees) of those listed in (i) and (ii); and (iv) any other person over whom those listed in (i) and (ii) exercise substantial control with respect to Securities trading.

(c) Material Information

Information is deemed to be “Material” if there is a reasonable likelihood that it would be considered important to an investor in making a decision regarding the purchase or sale of Securities or the information, if made public, would affect the market price of a company's Securities. While it is not possible to define all categories of Material information, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered Material. Examples of such information include, but are not limited to:

•Earnings, revenue or other financial results
•Projections of future earnings or losses
•News of a pending or proposed merger, change of control or other significant transaction
•Proposed acquisitions/divestitures of a company, business or assets
•Impending bankruptcy or financial liquidity problems
•Gain or loss of a substantial customer or supplier
•Changes in dividend policy
•New project announcements of a significant nature
•Proposed redemptions or repurchases of Securities
•Significant pricing changes
•Stock splits
•Plans to raise capital, such as new equity or debt offerings or extraordinary borrowings
•Changes in analyst recommendations or debt ratings
•Material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating
•Significant litigation exposure due to actual or threatened litigation
•Instigation of major investigations or regulatory proceedings
•Changes in auditors or auditor notification that a company may no longer rely on its audit report
•Major changes in senior management
•The interruption of a company’s business as a result of an accident, fire or natural disaster.

Information may be Material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Either positive or negative information may be Material.

Federal and NYSE investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is Material and not trade. If you have questions regarding specific transactions or whether certain information is Material, please contact the Corporate Counsel.

(d) Non-Public Information

“Non-Public Information” is information that has not been adequately disclosed to the general public. Adequate disclosure means the information has been publicly disseminated and sufficient time has passed for the securities markets to digest the information. As a general rule of thumb, you can assume that the market has absorbed information once one full trading day has passed on the NYSE following the date when the information is disclosed publicly. See sections 4 and 6(a) for assistance in determining when you can trade.

It is important to note that information is not necessarily public merely because it has been discussed in the press, which will sometimes report rumors. You should presume that information is non-public unless you can point to its official release by the Company in its filings with the SEC, press releases, or meetings with the press and the public.

(e) Securities

“Securities” include common stock, preferred stock, options to purchase or sell common stock, warrants, convertible debentures and derivative securities.

7. Rule 10b5-1 Trading Plans

Rule 10b5-1 (“Rule 10b5-1”) under the Exchange Act provides an affirmative defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 trading plan for transactions in Company Securities that meets certain conditions specified in the rule. Although the policies regarding Blackout Periods and pre-clearance do not apply transactions made under a Rule 10b5-1 trading plan, we do impose certain requirements on Rule 10b5-1 trading plans:

Pre-Clearance Requirement. The 10b5-1 trading plan must be reviewed and approved in advance by the Corporate Counsel at least 5 business days prior to the entry into the plan.

Time of Adoption. In addition to the pre-clearance requirement described above, a 10b5-1 trading plan may only be adopted at a time when:

•you are not aware of any Material Non-Public Information; and
•no Blackout Period is in effect.

Plan Instructions. Any 10b5-1 trading plan you adopt must be in writing, signed, and either:

•specify the amount, price, and date of the sales (or purchases) of Company Securities to be effected; or
•provide a formula, algorithm, or computer program for determining when to sell (or purchase) Company Securities, the quantity to sell (or purchase), and the price.

For the avoidance of doubt, you may not subsequently influence how, when, or whether to effect purchases or sales with respect to the Securities subject to a 10b5-1 trading plan.

No Hedging. You must not have entered into or altered a corresponding or hedging transaction or position with respect to the Securities subject to the 10b5-1 trading plan and must agree not to enter into any such transaction while the 10b5-1 trading plan is in effect.

Good Faith Requirements. You must enter into the 10b5-1 trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. You must act in good faith with respect to the 10b5-1 trading plan for the entirety of its duration.

Certifications for Directors and Officers. If you are a Director or Section 16 Individual, the 10b5-1 trading plan must include the following certifications required by Rule 10b5- 1(c)(1)(ii)(C):

•You are not aware of any Material Non-Public information about the Company or Company Securities; and
•You are adopting the 10b5-1 trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act.

Cooling Off Periods. The first trade under the 10b5-1 Trading Plan may not occur until the expiration of a cooling-off period as follows:

•If you are a Director or Section 16 Individual, the later of (a) two business days following the filing of the Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 trading plan was adopted and (b) 90 calendar days after adoption of the 10b5-1 trading plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
•If you are not a Director or Section 16 Individual, 30 days after adoption of the 10b5-1 trading plan.

No Overlapping 10b5-1 Trading Plans. No more than one 10b5-1 trading plan can be effecting trades at any time.

Single Transaction Plans. You may not enter into more than one 10b5-1 trading plan designed to effect the open-market purchase or sale of the total amount of Securities as a single transaction during any rolling 12-month period. A 10b5-1 trading plan is “designed to effect” the purchase or sale of Securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.

Modifications and Terminations. Modifications/amendments and terminations of an existing 10b5-1 trading plan are strongly discouraged due to legal risks, and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or termination. Any modification/amendment to the amount, price, or timing of the purchase or sale of the Securities underlying the 10b5-1 trading plan will be deemed to be a termination of the current 10b5-1 trading plan and creation of a new 10b5-1 trading plan. If you are considering ministerial changes to your 10b5-1 trading plan, such as changing the account information, you should consult with the Corporate Counsel in advance to confirm that any such change does not constitute an effective termination of your plan.

As such, the modification/amendment of an existing 10b5-1 trading plan is subject to the review and approval by the Corporate Counsel in accordance with the pre-clearance procedures set forth above, and will be subject to all the other requirements set forth in this Policy regarding the adoption of a new 10b5-1 trading plan.

The termination (other than through an amendment or modification) of an existing 10b5-1 trading plan is subject to the review and approval by the Corporate Counsel. Except in limited circumstances, the termination of a 10b5-1 trading plan will not be approved unless:

•You terminate a 10b5-1 trading plan at a time when you are not aware of Material Non- Public Information; and
•No Trading Blackout Period is in effect.

The Company is required to disclose whether any Section 16 Individual has adopted, modified or terminated a Rule 10b5-1 trading plan in its Forms 10-Q and 10-K filed with the SEC, along with the material terms of such plan, other than the price.

If you have questions regarding Rule 10b5-1 trading plans, contact the Corporate Counsel.

8. Reporting Violations/Seeking Advice

If you have specific questions regarding this Policy or the applicable law, or if you become aware of potentially suspicious activity relating to insider trading, you are expected to immediately contact Forestar’s Corporate Counsel. If you wish to remain anonymous, you may also contact the Compliance and Ethics Helpline at 1-877-FOR-4488 (1-877-367-4488).

Potential Criminal and Civil Liability and/or Disciplinary Action

(a) Individual Responsibility

Each person is individually responsible for complying with the securities laws and this Policy, regardless of whether we have prohibited trading by that person or any other Insiders. Trading in Securities outside the Blackout Periods or suspension periods should not automatically be considered a "safe harbor," although the safest period for trading in the Company's Securities, assuming the absence of Material Non-Public Information, is generally the first ten trading days following the end of the Blackout Period. The Blackout Periods are particularly sensitive for transactions in the Company's stock for compliance with applicable securities laws. This is because officers, directors, and certain other employees will, as any quarter progresses, be increasingly likely to possess Material Non-Public Information about the expected financial results for the quarter.
While all Company employees and certain consultants must follow the requirements set forth in this Policy, they are general in nature. Appropriate judgment should be exercised in connection with all Securities trading. When in doubt about any aspect of a potential Securities trade, contact our Corporate Counsel.

(b) Potential Sanctions

(i)Liability for Insider Trading. Insiders may be subject to a criminal fine of up to $5,000,000, a civil penalty of up to three times the profit gained or loss avoided, and up to twenty years in jail for trading in Securities when they have Material Non-Public Information.
(ii)Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a "tippee") to whom they have disclosed Material Non-Public Information, or to whom they have made recommendations or expressed opinions about trading Securities while in possession of Material Non-Public Information. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.
(iii)Possible Disciplinary Actions. Employees who violate this Policy will be subject to disciplinary action, which may include ineligibility for future participation in our equity incentive plans or termination of employment.

Oversight

With respect to this Policy, our Corporate Counsel has the following duties, among others:

General duties

(i)Make a determination with respect to each request to pre-clear a Securities transaction by a Section 16 Individual or Other Restricted Person
(ii)Determine who the Other Restricted Persons are and notify them
(iii)Circulate this Policy (and/or a summary) to all directors, officers and employees, including Section 16 Individuals, and other Insiders, and provide this Policy and other appropriate materials to new officers, directors, employees and other Insiders
(iv)Assist our Board of Directors in implementing this Policy
(v)Oversee compliance activities with respect to Rule 144 sales of our stock.

Section 16 duties

(i)Determine who the Section 16 Individuals are and notify them
(ii)Assist Section 16 Individuals in the preparation and filing of Section 16 reports (Forms 3, 4 and 5)
(iii)Serve as the Company's designated recipient of copies of reports filed with the SEC by Section 16 Individuals
(iv)Remind all Section 16 Individuals periodically of their reporting obligations
(v)Perform periodic cross-checks of available materials, which may include Forms 3, 4 and 5, Forms 144, Schedules 13D and G, officers' and directors' questionnaires, and reports received from our stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Material Non-Public Information

We may, in our sole discretion, designate another individual or officer to perform these duties from time to time.

Additional Information For Section 16 Individuals

Although the Company's Corporate Counsel will provide information to Section 16 Individuals concerning their reporting requirements, each Section 16 Individual bears legal responsibility for complying with the reporting obligations and limitations on "short-swing" transactions set forth in the federal securities laws. The practical effect of these provisions is that Section 16 Individuals who both purchase and sell the Company's Securities in a non-exempt transaction within a six-

month period must refund all profits from the sale to the Company, whether or not they had knowledge of any Material Non-Public Information.

Under these provisions, and so long as certain other criteria are met, the receipt of options under the Company's option plans and the exercise of that option are subject to an exemption; however, the sale of any such shares is subject to this 6-month rule. Additionally, short sales of the Company's Securities evidence an expectation on the part of the seller that the Securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance. For these reasons, short sales of the Company's Securities are prohibited by this Policy. The Company has provided, or will provide, separate memoranda and other appropriate materials to its Section 16 Individuals regarding compliance with these rules. Section 16 Individuals are deemed to have “beneficial ownership” of any Securities in which they have a direct or indirect pecuniary interest, including Securities owned by immediate family members sharing the same household. Therefore, if you are under a Blackout Period or subject to pre-clearance under this Policy, you should make sure that your family members understand that they are also under the same limitations.

The Company must disclose in its Annual Report on Form 10-K and in its Proxy statement any delinquent filings of Forms 3, 4 or 5 by Section 16 Individuals, and must post on its website, by the end of the business day after filing with the SEC, any Forms 3, 4 and 5 relating to the Company's Securities. Accordingly, prompt and careful attention to your Section 16 filing obligations is expected.

Rule 144 Requirements

Under the Securities Act of 1933, as amended (the "Securities Act"), directors and certain officers who are affiliates of the Company who wish to sell Company Securities generally must comply with the requirements of Rule 144 or be able to sell under an effective registration statement under the Securities Act. The safe harbor afforded by Rule 144 is available whether or not the Securities to be resold were previously registered under the Securities Act (except that the minimum holding period applies only to Securities which were not registered). Rule 144 establishes a number of requirements that must be met to take advantage of its safe harbor, including the manner of sale of shares, the number of shares which may be sold, the notice of a proposed sale, and holding periods. The Company's Corporate Counsel can assist directors and officers in complying with Rule 144 in connection with sales of Company Securities.